Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-224247

Host Hotels & Resorts, L.P.

Final Term Sheet

September 12, 2019

Issuer:	Host Hotels & Resorts, L.P., a Delaware limited partnership

Ratings (Moody’s / S&P / Fitch)*:	Baa2 (Stable) / BBB- (Stable) / BBB (Stable)

Title of Securities:	3.375% Series H Senior Notes due 2029

Aggregate Principal Amount:	$650,000,000

Trade Date:	September 12, 2019

Settlement Date:	September 26, 2019 (T+10)

Final Maturity Date:	December 15, 2029

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2019

Record Dates:	June 1 and December 1

Price to Public:	99.218%, plus accrued interest from September 26, 2019

Gross Proceeds:	$644,917,000

Coupon:	3.375%

Yield to Maturity:	3.467%

Spread to Benchmark Treasury:	+168 basis points

Benchmark Treasury:	UST 1.625% due August 15, 2029

Benchmark Treasury Yield:	1.787%

Optional Redemption:

At any time, the Notes may be redeemed, in whole or in part, at a price equal to 100% of their principal amount, plus the Make-Whole Premium (T + 30 bps), plus accrued and unpaid interest, if any, thereon to the applicable redemption date.

If the Notes are redeemed on or after 90 days before maturity, the redemption price will be equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the applicable redemption date.

CUSIP / ISIN:	44107T AY2 / US44107TAY29

Use of Proceeds:

The Company estimates that the net proceeds from the sale of the Notes will be approximately $640.2 million, after deducting the underwriting discount, fees and expenses payable by the Company. The Company intends to allocate an amount equal to the net proceeds from the sale of the Notes to one or more Eligible Green Projects, including the previous acquisitions of the Andaz Maui at Wailea Resort in Hawaii and the 1 Hotel South Beach in Miami Beach, Florida, each of which has received LEED Silver certification. The Company may also allocate or re-allocate net proceeds from the sale of the Notes to other Eligible Green Projects.

The Company intends to initially use the net proceeds from the sale of the Notes, together with cash on hand, to redeem or repay indebtedness, including to redeem (i) all of the Company’s outstanding $300 million aggregate principal amount of 6.00% Series Z senior notes due 2021 at an aggregate estimated redemption price of $324 million and (ii) all of the Company’s outstanding $350 million aggregate principal amount of 5 1⁄4% Series B senior notes due 2022 at an aggregate estimated redemption price of $378 million. For purposes of calculating the aggregate redemption prices for the Series Z senior notes and the Series B senior notes, we have assumed a redemption date of October 15, 2019 and have applied the applicable Treasury Yield (as defined in the applicable indenture) in effect as of September 5, 2019. The actual make-whole premium applicable to the Series Z senior notes and the Series B senior notes may differ depending on the Treasury Yield in effect the business day prior to the redemption date. Pending application of the net proceeds, the Company may invest the net proceeds in short-term securities.

Underwriters:

Joint Book-Running Managers:	Wells Fargo Securities, LLC Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

Jefferies LLC

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

BNY Mellon Capital Markets, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Credit Agricole Securities (USA) Inc.

Other Relationships:	Certain of the underwriters or their affiliates hold the Company’s 6% Series Z Senior Notes due 2021 and/or 5 1⁄4% Series B Senior Notes due 2022 and, as a result of the redemption thereof with proceeds from this offering, as set forth under the heading “Use of Proceeds,” will receive a portion of the net proceeds from this offering.

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC at (800) 645-3751 or e-mail: wfscustomerservice@wellsfargo.com, Deutsche Bank Securities Inc. at (800) 503-4611 or e-mail: prospectus.CPDG@db.com or Goldman Sachs & Co. LLC at (866) 471-2526 or e-mail: prospectus-ny@ny.email.gs.com.